

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2020

James Bedal
Chief Executive Officer
Bare Metal Standard Inc.
3604 S. Banner Street
Boise, ID 83709

> **Re: Bare Metal Standard Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 30, 2020**
> **File No. 000-55795**

Dear Mr. Bedal:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Technology

cc: Michael Shaff, Esq.